October 14, 2011

Via Edgar

Attn: Matthew McNair
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Horizon Bancorp
Registration Statement on Form S-3 Filed Pursuant to General Instruction I.B.1
Filed September 26, 2011
File No. 333-177007
Supplemental Information

Mr. McNair:

This letter responds to your request, in connection with the above-referenced Registration Statement, for supplemental information regarding the calculation of the number of shares of Horizon Bancorp (“Horizon”) common stock held by non-affiliates. With respect to your question about DARHAP & Co. (“DARHAP”), DARHAP was a limited liability partnership that served as the nominee for securities held by the trust division of Horizon Bank, N.A. (the “Bank”) for the purpose of facilitating transactions in those securities. Recently, the Bank replaced DARHAP as the nominee. The new, independent third-party nominee is MIDTRUSCO, which is owned by The Midwest Trust Company.

In the correspondence that accompanied the filing of the Registration Statement, we indicated that the aggregate market value of shares of Horizon’s common stock on September 21, 2011, held by non-affiliates was $77,791,759. In making that calculation, however, shares subject to transfer restrictions were included in the number of shares held by affiliates but inadvertently not included in the number of shares outstanding. As corrected, the aggregate market value on that date was $78,465,460, calculated on the basis of 3,009,799 of the 3,309,512 outstanding shares being held by non-affiliates and a last sale price of $26.07 on that date.

Please contact me at (219) 873-2611 if you have any questions or need additional information.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer